Via Facsimile and U.S. Mail
Mail Stop 4720

July 8, 2009

Mr. Steven P. Rasche
Chief Financial Officer
TLC Vision Corporation
5280 Solar Drive
Suite 100
Mississauga, Ontario
L4W 5M8

Re: TLC Vision Corporation
        Form 10-K for the Year Ended December 31, 2008
        File No. 0-29302

Dear Mr. Rasche:

    We have completed our review of the above filing and have no further comments at this time.

                          Sincerely,

                          Jim B. Rosenberg
                          Senior Assistant Chief Accountant